SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mercantile Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

587376104
(CUSIP Number)

April 16, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule* is filed:
__ Rule 13d-1(b)
__ Rule 13d-1(c)
__ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's* initial filing on this form with respect to the subject class of securities, * and for any subsequent amendment containing information which would alter*
 disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be * deemed to be "filed" for the purpose of Section 18 of the Securities Exchange * Act of 1934 ("Act") or otherwise subject to the liabilities of that section of*
 the Act but shall be subject to all other provisions of the Act (however, see* the Notes).

1 Name of Reporting Persons
Bruce G. Visser
2 Check the Appropriate Box if a Member of a Group	(a)?(b)?
3 SEC Use Only
4 Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
5 Sole Voting Power 857,091
6 Shared Voting Power 0
7 Sole Dispositive Power 857,091
8 Shared Dispositive Power 0
9 Aggregate 857,091 Amount Beneficially Owned by Each Reporting Person 857,091 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11 Percent of Class Represented by Amount in Row (9) 5.25%
12 Type of Reporting Person IN

Item 1(a). Name of Issuer:
Mercantile Bank Corporation
Item 1(b). Address of Issuer's Principal Executive Offices:
310 Leonard St., NW, Grand Rapids, MI 49504
Item 2(a). Name of Person Filing:
Bruce G. Visser
Item 2(b). Address of Principal Business Office or, if None, Residence:
1946 Turner NW, Grand Rapids, MI 49504
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
587376104
Item 3.	If this statement is filed pursuant to ?? 240.13d-1(b), or 240.13d-2*
(b) or (c), check whether the person filing is a:
Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) fl Investment company registered under section 8 of the Investment Company* Act of 1940 (15 U.S.C. 80a-8).
(e) fl An investment adviser in accordance with ?13d-1(b)(1)(ii)(E).
(f) fl An employee benefit plan or endowment fund in accordance with ?240.13d * 1(b)(1)(ii)(F).
(g) fl A parent holding company or control person in accordance with ?240.13d-* 1(b)(1)(ii)(G).
(h) fl A savings association as defined in Section 3(b) of the Federal Deposit* Insurance Act (12 U.S.C. 1813).
(i) fl A church plan that is excluded from the definition of an investment* company under section 3(c)(14) of the Investment Company Act of 1940 (15 *
U.S.C. 80a-3).
(j) fl Group, in accordance with ?240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to ?240.13d-1(c), check this box.
Item 4.	Ownership.
(a) Amount Beneficially Owned: 857,091 shares of Common Stock
(b) Percent of Class: See Line 11 of the cover sheet. This percentage is * calculated based on 16,330,476 shares of Common Stock outstanding as of * December 30, 2020, as reported by the Issuer in its earnings release attached*
 to the current report filed with the Securities and Exchange Commission on * January 19, 2021.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Line 5 of the cover sheet.
( ) Shared power to vote or to direct the vote: See Line 6 of the cover sheet.
(i) Sole power to dispose or to direct the disposition of: See Line 7 of the * cover sheet.
(ii) Shared power to dispose or to direct the disposition of:
See Line 8 of the cover sheet.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired *
the Security Being Reported on by the Parent Holding Company or Control *
Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the* securities referred to above were not acquired and are not held for the* purpose of or with the effect of changing or influencing the control of the* issuer of the securities and were not acquired and are not held in *
connection with or as a participant in any transaction having that purpose or*
 effect, other than activities solely in connection with a nomination under ? * 240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2021
Bruce G. Visser